Exhibit 99.1

RECENT DEVELOPMENTS

TOTAL signs a commercial agreement with Kogas for LNG

On September 13, 2012, TOTAL S.A. (“TOTAL”) announced that its gas trading affiliate Total Gas & Power Limited has signed an agreement with South Korean national company Kogas (Korea Gas Corporation) for the purchase of 0.7 million metric tons per year of LNG from the Sabine Pass terminal in Louisiana for a duration of twenty years.

The LNG will be lifted following the startup of the Sabine Pass terminal’s liquefaction train 3, which is scheduled for commissioning in 2017.

TOTAL has also negotiated a cooperation agreement with Sabine Pass Liquefaction that will help to further expand the liquefaction capabilities being developed adjacent to the Sabine Pass LNG terminal.

Myanmar: TOTAL acquires a 40% interest in offshore Block M-11

On September 3, 2012, TOTAL announced the signature of an agreement with PTTEP for the acquisition of a 40% interest in the Production Sharing Contract covering offshore Block M-11 in the Martaban basin. PTTEP (PTT Exploration and Production Plc.), Thailand’s national company, will retain operatorship. The block covers an area of 5,373 km², with a water depth of 200 to 2,300 meters. The current exploration phase contemplates a well to be drilled by Q3 2013.

This transaction will need to be approved by Union of Myanmar Authorities.

TOTAL enters exploration in Bulgaria with award of the Khan Asparuh offshore license

On August 29, 2012, TOTAL announced the signature with the Bulgarian authorities of the exploration contract concerning the offshore Khan Asparuh license, awarded under the licensing round that opened last January 31. The 14,220 km2 block is located approximately 80 km offshore in the Black Sea in water depths of between 100 and 2,000 meters.

TOTAL has signed an agreement to allow two other European companies to work on the permit, Austria’s OMV (30%) and Spain’s Repsol (30%), with TOTAL retaining a 40% stake.

Philippines: TOTAL acquires a 75% interest in offshore Block SC56

On August 23, 2012, Total E&P Philippines B.V. (“Total E&P Philippines”) announced the signature of a Farm out Agreement with Mitra Energy (Philippines SC-56) Limited (“Mitra”), based in Kuala Lumpur, Malaysia, to acquire a 75% interest in the offshore Block SC56, located in the Sulu Sea.

The block covers a total area of around 4,300 km², in water depths ranging from 200 to 3,000 meters. Mitra will retain a 25% interest in SC56.

A new exploration phase started on September 1, 2012, and Mitra will initially operate the seismic works including the re-processing of existing data and the 3D acquisition of additional 500 km², after which the operatorship will be transferred to TOTAL for the drilling operations.

This transaction is subject to approval by the authorities of the Republic of Philippines.

Angola: TOTAL to sell an interest in Block 14 to INPEX

On August 21, 2012, TOTAL announced that it had agreed to sell to INPEX CORPORATION a 9.99% indirect interest in offshore Angola Block 14. The transaction remains subject to the approval of Angolan authorities.

Block 14 is located approximately 100 km offshore from Cabinda in Angola and covers approximately 4,094 km2 with a water depth ranging from 200 to 1,500 meters. Block 14 started production in 1999 and currently produces in excess of 160,000 barrels of oil per day (boe/d) of medium light crude oil. Block 14 is operated by Cabinda Gulf Oil Company Limited (31%) and other partners alongside TOTAL (20%) are Sonangol Pesquisa e Produção, S.A. (20%), Eni Angola Exploration, B.V. (20%) and Galp Exploração e Produção Petrolífera, S.A (9%).

TOTAL’s 20% share of Block 14 will be transferred to a newly formed TOTAL affiliate — Angola Block 14 B.V. — in which INPEX will become a shareholder.

Iran – Recent developments

In our Annual Report (Item 3 — Risk Factors and Item 4 — Other Matters), we provided an overview of certain U.S. legislation and regulations imposing economic sanctions on Iran, including the Iran Sanctions Act (“ISA”) and the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 (“CISADA”), which amended ISA, as well as Executive Order 13590 issued by President Obama on November 21, 2011.

On July 30, 2012, President Obama issued Executive Order 13622, which authorized sanctions for, amongst other activities, (i) knowingly, on or after July 30, 2012, engaging in a significant transaction for the purchase or acquisition of petroleum, petroleum products or petrochemical products from Iran, and (ii) materially assisting, sponsoring or providing financial, material, or technological support for, or goods or services in support of, the National Iranian Oil Company, the Naftiran Intertrade Company, or the Central Bank of Iran, or the purchase or acquisition of U.S. bank notes or precious metals by the Government of Iran. Sanctions available under Executive Order 13622 for the activities listed under (i) above include, amongst others, denial of financing by the U.S. Export-Import Bank, limitations on the amount of loans or credits available from U.S. financial institutions and prohibition of U.S. federal procurements from sanctioned persons. For the activities listed under (ii) above, Executive Order 13622 authorizes the blocking of assets.

On August 10, 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRSHRA”), which amended, amongst other legislation, ISA and CISADA. ITRSHRA significantly expanded the range of activities subject to sanctions under ISA, including, but not limited to, (i) the construction, modernization, or repair of infrastructure directly associated with petroleum refineries, (ii) participating in a joint venture established on or after January 1, 2002 with respect to the development of petroleum resources outside of Iran where either the Government of Iran is a substantial partner or investor or where the joint venture could enhance Iran’s ability to develop petroleum resources in Iran, and (iii) owning, operating, controlling or insuring a vessel used to transport crude oil from Iran to another country. ITRSHRA also expanded the sanctions available to the President under ISA to include, amongst other additions, the prohibition on any United States person from investing in or purchasing significant amounts of equity or debt instruments of a sanctioned person.

TOTAL is reviewing its activities and, to the extent that it determines that any of its activities could be deemed not to be in compliance with Executive Order 13622 and ITRSHRA, it will take appropriate steps.

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